

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re:** **Standard Drilling, Inc.**
> **Form 8-K**
> **Filed February 14, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 1, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-mail
        Richard Anslow, Esq.
        Ellenoff Grossman & Schole LLP